SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

47103J 105

(CUSIP Number)

Jay Lichter, Ph.D.

Avalon Ventures

1134 Kline Street

La Jolla, California 92037

(858) 348-2180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 925,088 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 925,088 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,088 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 944,545 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 944,545 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 944,545 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 179,187 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 179,187 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,187 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 925,088 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 925,088 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,088 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons ABV SPV I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 944,545 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 944,545 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 944,545 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 179,187 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 179,187 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,187 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Kevin Kinsella
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,933 shares
	8.	Shared Voting Power 925,088 shares (2)
	9.	Sole Dispositive Power 49,933 shares
	10.	Shared Dispositive Power 925,088 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,021 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 925,088 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Richard Levandov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,555 shares
	8.	Shared Voting Power 925,088 shares (2)
	9.	Sole Dispositive Power 53,555 shares
	10.	Shared Dispositive Power 925,088 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,643 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 925,088 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Braden Bohrmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,206 shares
	8.	Shared Voting Power 925,088 shares (2)
	9.	Sole Dispositive Power 37,206 shares
	10.	Shared Dispositive Power 925,088 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,294 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 925,088 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Jay Lichter, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,662 shares (2)
	8.	Shared Voting Power 2,048,820 shares (3)
	9.	Sole Dispositive Power 97,662 shares (2)
	10.	Shared Dispositive Power 2,048,820 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,146,482 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 31,049 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(3)	Includes (i) 925,088 shares of Common Stock held by Avalon Ventures; (ii) 944,545 shares of Common Stock held by ABV SPV; and (iii) 179,187 shares of Common Stock held by ABV I. Avalon XI GP is the general partner of Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer; and (ii) 31,049 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Tighe Reardon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 470,472 shares (2)
	8.	Shared Voting Power 1,123,732 shares (3)
	9.	Sole Dispositive Power 470,472 shares (2)
	10.	Shared Dispositive Power 1,123,732 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,204 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 348,138 shares of Common Stock issuable upon the exercise of stock options held by Reardon that are vested or will vest within 60 days of the date of the filing of this Schedule 13D.

(3)	Includes (i) 944,545 shares of Common Stock held by ABV SPV and (ii) 179,187 shares of Common Stock held by ABV I. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer; and (ii) 348,138 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sergio G. Duron, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,418 shares
	8.	Shared Voting Power 179,187 shares (2)
	9.	Sole Dispositive Power 45,418 shares
	10.	Shared Dispositive Power 179,187 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,605 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 179,187 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sanford Madigan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,270 shares
	8.	Shared Voting Power 179,187 shares (2)
	9.	Sole Dispositive Power 55,270 shares
	10.	Shared Dispositive Power 179,187 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,457 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 179,187 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,482,020 shares of common stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 7 (“Amendment No. 7”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 and amended on November 16, 2023, March 4, 2024, June 5, 2024, September 16, 2024, October 22, 2024 and October 25, 2024 (the “Original Schedule 13D”) filed on behalf of Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On November 6, 2024, Avalon Ventures made a pro rata in-kind distribution for no additional consideration of an aggregate of 677,279 shares of Common Stock to its general partner and limited partners. Of the shares distributed by Avalon Ventures, Avalon XI GP received 153,290 shares.

On November 6, 2024, ABV SVP made a pro rata in-kind distribution for no additional consideration of an aggregate of 691,524 shares of Common Stock to its general partner and limited partners. Of the shares distributed by ABV SPV, ABV SPV GP received 112,857 shares.

On November 6, 2024, ABV I made a pro rata in-kind distribution for no additional consideration of an aggregate of 131,197 shares of Common Stock to its general partner and limited partners. Of the shares distributed by ABV I, ABV GP and Kinsella received 2,625 and 492 shares, respectively.

On November 6, 2024, Avalon XI GP made a pro rata in-kind distribution for no additional consideration of an aggregate of 153,290 shares of Common Stock to its members. Of the shares distributed by Avalon XI GP, Kinsella, Levandov, Bohrmann, Lichter and Reardon received 37,632; 37,632; 26,934; 37,632 and 13,460 shares, respectively.

On November 6, 2024, ABV SPV GP made a pro rata in-kind distribution for no additional consideration of an aggregate of 112,857 shares of Common Stock to its members. Of the shares distributed by ABV SPV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Madigan received 11,809; 10,272; 10,272; 22,434; 22,434; and 2,305 shares, respectively.

On November 6, 2024, ABV GP made a pro rata in-kind distribution for no additional consideration of an aggregate of 2,625 shares of Common Stock to its members. Of the shares distributed by ABV GP, Lichter, Reardon, Duron and Madigan received 657; 656; 656; and 656 shares, respectively.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 6, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
Avalon Ventures (1)	925,088		925,088		925,088	925,088	1.8%
ABV SPV (2)	944,545		944,545		944,545	944,545	1.8%
ABV I (3)	179,187		179,187		179,187	179,187	0.3%
Avalon XI GP (1)			925,088		925,088	925,088	1.8%
ABV SPV GP (2)			944,545		944,545	944,545	1.8%
ABV GP (3)			179,187		179,187	179,187	0.3%
Kinsella (1)	49,933	49,933	925,088	49,933	925,088	975,021	1.9%
Levandov (1)	53,555	53,555	925,088	53,555	925,088	978,643	1.9%
Bohrmann (1)	37,206	37,206	925,088	37,206	925,088	962,294	1.8%
Lichter (1) (2) (3) (4)	97,662	97,662	2,048,820	97,662	2,048,820	2,146,482	4.1%
Reardon (2) (3) (5)	470,472	470,472	1,123,732	470,472	1,123,732	1,594,204	3.0%
Duron (3)	45,418	45,418	179,187	45,418	179,187	224,605	0.4%
Madigan (3)	55,270	55,270	179,187	55,270	179,187	234,457	0.4%

(1)	Includes 925,088 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(2)	Includes 944,545 shares of Common Stock held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	Includes 179,187 shares of Common Stock held by ABV I. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	Includes 31,049 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(5)	Includes 348,138 shares of Common Stock issuable upon the exercise of stock options held by Reardon that are vested or will vest within 60 days of the date of the filing of this Schedule 13D.

(6)	This percentage is calculated based on the sum of (i) 52,482,020 shares of Common Stock outstanding as of November 4, 2024, as disclosed to the Reporting Persons by the Issuer.; and (ii) shares of Common Stock issuable upon exercise of stock options, as applicable.

(c)	Together with the distributions described in Item 4, Schedule A sets forth all transactions with respect to the shares of Common Stock effected since the most recent amendment to this Schedule 13D by any Reporting Person and is incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 6, 2024.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

AVALON VENTURES XI, L.P.			AVALON VENTURES XI GP LLC

By:	/s/ Tighe Reardon		By:	/s/ Tighe Reardon
	Name:	Tighe Reardon		Name:	Tighe Reardon
	Title:	Authorized Signer		Title:	Authorized Signer

AVALON BIOVENTURES SPV I, L.P.			ABV SPV I GP LLC

By:	/s/ Tighe Reardon		By:	/s/ Tighe Reardon
	Name:	Tighe Reardon		Name:	Tighe Reardon
	Title:	Authorized Signer		Title:	Authorized Signer

AVALON BIOVENTURES I, LP			AVALON BIOVENTURES GP, LLC

By:	/s/ Tighe Reardon		By:	/s/ Tighe Reardon
	Name:	Tighe Reardon		Name:	Tighe Reardon
	Title:	Authorized Signer		Title:	Authorized Signer

/s/ Kevin Kinsella			/s/ Tighe Reardon
Kevin Kinsella			Tighe Reardon

/s/ Richard Levandov			/s/ Sergio Duron
Richard Levandov			Sergio G. Duron, Ph.D.

/s/ Braden Bohrmann			/s/ Sanford Madigan
Braden Bohrmann			Sanford Madigan, Ph.D.

/s/ Jay Lichter
Jay Lichter, Ph.D.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE A

Transaction	Reporting Person	Date	No. Shares	Weighted Average Price ($)	Low Price ($)	High Price ($)
Open Market Sale of Common Stock	Avalon Ventures	10/25/2024	158,088	$53.28	$53.00	$53.96
Open Market Sale of Common Stock	ABV I	10/25/2024	30,624	$53.28	$53.00	$53.96
Open Market Sale of Common Stock	ABV SPV	10/25/2024	161,411	$53.28	$53.00	$53.96
Open Market Sale of Common Stock	Avalon Ventures	10/25/2024	11,232	$54.49	$54.00	$54.97
Open Market Sale of Common Stock	ABV I	10/25/2024	2,176	$54.49	$54.00	$54.97
Open Market Sale of Common Stock	ABV SPV	10/25/2024	11,469	$54.49	$54.00	$54.97
Open Market Sale of Common Stock	Duron	10/28/2024	4,730	$53.00	$53.00	$53.00
Open Market Sale of Common Stock (1)	Lichter	10/28/2024	3,419	$53.51	$53.51	$53.53
Open Market Sale of Common Stock	Madigan	10/28/2024	5,528	$53.12	$53.12	$53.12
Open Market Sale of Common Stock	Reardon	10/28/2024	9,061	$53.40	$53.40	$53.40
Open Market Sale of Common Stock (2)	Reardon	10/28/2024	8,497	$53.36	$52.70	$53.66
Open Market Sale of Common Stock (2)	Reardon	10/28/2024	6,625	$53.82	$53.72	$54.01
Open Market Sale of Common Stock	Avalon Ventures	11/01/2024	42,927	$53.36	$53.00	$53.91
Open Market Sale of Common Stock	ABV I	11/01/2024	8,316	$53.36	$53.00	$53.91
Open Market Sale of Common Stock	ABV SPV	11/01/2024	43,829	$53.36	$53.00	$53.91
Open Market Sale of Common Stock	Avalon Ventures	11/01/2024	12,316	$54.75	$54.08	$55.04
Open Market Sale of Common Stock	ABV I	11/01/2024	2,386	$54.75	$54.08	$55.04
Open Market Sale of Common Stock	ABV SPV	11/01/2024	12,576	$54.75	$54.08	$55.04
Open Market Sale of Common Stock	Avalon Ventures	11/01/2024	1,197	$55.26	$55.10	$55.46
Open Market Sale of Common Stock	ABV I	11/01/2024	232	$55.26	$55.10	$55.46
Open Market Sale of Common Stock	ABV SPV	11/01/2024	1,222	$55.26	$55.10	$55.46
Open Market Sale of Common Stock	Duron	11/01/2024	1,576	$53.02	$53.02	$53.02
Open Market Sale of Common Stock (3)	Lichter	11/01/2024	1,139	$53.31	$53.28	$53.32
Open Market Sale of Common Stock	Madigan	11/01/2024	1,843	$53.03	$53.03	$53.03
Open Market Sale of Common Stock	Reardon	11/01/2024	2,999	$53.02	$53.02	$53.02
Open Market Sale of Common Stock (4)	Reardon	11/01/2024	5,202	$53.44	$53.08	$53.68

(1)	Immediately prior to the sales, Lichter received 646, 646, 1,550 and 439 shares of Common Stock upon the exercise of stock options at purchase prices of $10.73, $13.22, $17.00 and $39.80, respectively, for an aggregate purchase price of $59,293.90.

(2)	Immediately prior to the sales, Reardon received 8,501, 2,471 and 4,150 shares of Common Stock upon the exercise of stock options at purchase prices of $10.59, $14.02 and $20.24, respectively, for an aggregate purchase price of $208,631.01.

(3)	Immediately prior to the sales, Lichter received 215, 215, 517 and 146 shares of Common Stock upon the exercise of stock options at purchase prices of $10.73, $13.22, $17.00 and $39.80, respectively, for an aggregate purchase price of $19,749.05.

(4)	Immediately prior to the sales, Reardon received 2,834, 902 and 1,466 shares of Common Stock upon the exercise of stock options at purchase prices of $10.59, $14.02 and $20.24, respectively, for an aggregate purchase price of $72,318.60.

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Janux Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: November 8, 2024

AVALON VENTURES XI, L.P.			AVALON VENTURES XI GP LLC

By:	/s/ Tighe Reardon		By:	/s/ Tighe Reardon
	Name:	Tighe Reardon		Name:	Tighe Reardon
	Title:	Authorized Signer		Title:	Authorized Signer

AVALON BIOVENTURES SPV I, L.P.			ABV SPV I GP LLC

By:	/s/ Tighe Reardon		By:	/s/ Tighe Reardon
	Name:	Tighe Reardon		Name:	Tighe Reardon
	Title:	Authorized Signer		Title:	Authorized Signer

AVALON BIOVENTURES I, LP			AVALON BIOVENTURES GP, LLC

By:	/s/ Tighe Reardon		By:	/s/ Tighe Reardon
	Name:	Tighe Reardon		Name:	Tighe Reardon
	Title:	Authorized Signer		Title:	Authorized Signer

/s/ Kevin Kinsella			/s/ Tighe Reardon
Kevin Kinsella			Tighe Reardon

/s/ Richard Levandov			/s/ Sergio Duron
Richard Levandov			Sergio G. Duron, Ph.D.

/s/ Braden Bohrmann			/s/ Sanford Madigan
Braden Bohrmann			Sanford Madigan, Ph.D.

/s/ Jay Lichter
Jay Lichter, Ph.D.